September 2, 2025

David Andrada
Co-Chief Executive Officer
Aura Fat Projects Acquisition Corp
1 Phillip Street, #09-00
Royal One Phillip, Singapore, 048692

       Re: Aura Fat Projects Acquisition Corp
           Preliminary Proxy Statement on Schedule 14A
           Filed July 23, 2025
           File No. 001-41350
Dear David Andrada:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services
cc:   Andrew M. Tucker